March 6, 2006

Via EDGAR and Facsimile

Mr. Mark P. Shuman

Branch Chief-Legal

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	QI Systems Inc.
Amendment 2 to Registration Statement on Form S-4
Filed February 22, 2006

File No. 333-130594

Dear Mr. Shuman:

Reference is made to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment 2 to Registration Statement on Form S-4 (the “Registration Statement”) of QI Systems Inc. (“QI Systems”), in the letter dated March 1, 2006 (the “Comment Letter”), addressed to Steven R. Garman, President and Chief Executive Officer of QI Systems.

On behalf of QI Systems, we are writing to respond to the Comment Letter. The underlined headings and bold, italicized text in the numbered paragraphs below are taken from the Comment Letter. Our response to each such comment follows in plain text.

Facing Page

1.

You seek to register the offer and sale of shares of a Delaware corporation, which would be issued to the current shareholders of a British Columbia corporation, in a change of domicile merger. Accordingly, the “registrant” for the purposes of your proposed transaction and the preparation of a Form S-4 registration statement is the Delaware corporation that will issue shares, if the proposal to change corporate domicile is approved by the shareholders of the British Columbia corporation. See Rule 405 of Regulation C, which specifies that “the term ‘registrant’ means the issuer of the securities for which the registration statement is filed.” Your filing should be on behalf of the “registrant”, which is the Delaware corporation. We call your attention to numerous references throughout Form S-4 to the “registrant”, from the front page reference to the “registrant” through the instructions to the signature page.

March 6, 2006

QI Systems is seeking to change its jurisdiction of incorporation from British Columbia, Canada, to Delaware, U.S.A., not through a change of domicile merger, as suggested by the Comment Letter, but instead through a process called a “continuance” under Canadian law and a “domestication” under Delaware law. Section 388 of the Delaware General Corporation Law sets forth the process for domestication in Delaware and states:

“Upon filing with the Secretary of State of the certificate of domestication and the certificate of incorporation, the corporation shall be domesticated in this State and the corporation shall thereafter be subject to all the provisions of this title, except that notwithstanding Sec. 106 [providing that existence of a corporation in the usual case begins upon the filing of a certificate of incorporation], the existence of the corporation shall be deemed to have commenced on the date the corporation commenced its existence in the jurisdiction in which the corporation was first formed, incorporated or otherwise came into being.”

As explained by one commentator:

“Before Section 388, a non-United States corporation seeking to reincorporate in Delaware was required to do so by merger.... Section 388 permits a continuation of a corporation’s corporate existence by providing for direct domestication of non-United States corporations in Delaware without such intermediate steps.” R. Balotti and J. Finkelstein, 3 Delaware Law of Corporations & Business Organizations § 16.1 (3rd ed. 2002 Supp.).

On the basis of the foregoing, we respectfully submit that the “registrant” for purposes of QI System’s proposed transaction and the preparation of the Registration Statement is in fact QI Systems, the British, Columbia corporation, which will simply continue its existence and become a Delaware corporation upon effectiveness of its domestication.

To facilitate the filing of the Registration Statement on behalf of the new Delaware corporation, as suggested by the Comment Letter, QI Systems would need to file a certificate of incorporation with the Delaware Secretary of State well in advance of a certificate of domestication. The Delaware Division of Corporations has confirmed that in order to comply with Section 388, QI System’s certificate of domestication and its certificate of incorporation must be filed simultaneously. Thus, unless the Commission recognizes that QI Systems’ domestication is simply a continuance of its existence in Delaware and not the formation of a new entity, QI Systems will be precluded from taking advantage of the domestication opportunities afforded by Delaware law.

In considering alternative transaction structures for its change of domicile, QI Systems consulted Canadian tax counsel and was advised that a change of domicile through a merger could have adverse tax consequences on QI Systems’ shareholders. The domestication as contemplated in the Registration Statement imposes no adverse tax consequences on QI Systems shareholders. Without recognition by the Commission that QI Systems, the British Columbia corporation, is properly named as the registrant in the Registration Statement, QI Systems will be forced to either abandon its attempt to change domicile or continue the attempt in the form of a merger. Potential adverse tax consequences to the QI Systems shareholders from a merger will

March 6, 2006

possibly override a jurisdictional change which the Board of Directors of QI Systems has determined would otherwise be in their best interests.

Set forth in the accompanying Appendix A is a listing of five registration statements filed on Form S-4 between 1997 and 2004, all of which describe transactions identical or substantially similar to that described in the Registration Statement and all of which appear to have been declared effective by the Commission. In all of these registration statements, the Canadian entity is listed as registrant, recognizing that the domestication is a continuance of the existence of the registrant rather than the formation of a new entity. Because the QI Systems Registration Statement contemplates exactly the same, or substantially the same, domestication procedures, we feel that the Commission would be unfairly applying unique standards to QI Systems if the Commission’s position in the Comment Letter remains the same.

Exhibit 5.1, Opinion of Cantey & Hanger, L.L.P.

Similarly, the opinion regarding the legality of the shares must address the shares of the Delaware company that will be issued in the registered transaction. Although we will not object to an assumption by counsel that the Delaware company’s shares will be issued in accordance with a plan of merger or similar instrument that is described in the registration statement, broad assumptions that “proceedings being taken” will occur should be eliminated.

As explained above, it is our view that QI System’s domestication to Delaware under Section 388 of the Delaware General Corporation Law is not the creation of a new entity but instead simply the continuance of the existence of QI Systems in Delaware. Accordingly, we believe the Cantey & Hanger, L.L.P. opinion appropriately addresses shares that will be issued by QI Systems in its continued form as a Delaware corporation.

The statement that “we have examined the proceedings proposed to be taken by [QI Systems] in connection with the issuance and sale of the Shares” describes, in broad terms, the review procedures conducted in providing the opinion, including, without limitation, the following:

a.           Review of certified copies of all of QI Systems’ charter documents filed under British Columbia law, including consultation with QI Systems’ Canadian counsel regarding the validity of same;

b.           Review of the certificate of continuance and the certificate of incorporation to be filed by QI Systems with the Delaware Secretary of State following approval of the QI Systems domestication by its shareholders;

c.            Review of the bylaws of QI Systems to be in effect upon filing of its certificate of continuance and certificate of incorporation in Delaware;

March 6, 2006

d.         Review of resolutions duly adopted by the Board of Directors of QI Systems authorizing, among other things:

1.

the proposed plan for the continuance of the company’s jurisdiction of incorporation from the Province of British Columbia to the State of Delaware pursuant to Section 388 of the Delaware General Corporation Law;

2.

pursuit of the approval of the Registrar of Companies for the Province of British Columbia that the company be permitted to be continued into and be registered as a corporation in the State of Delaware pursuant to the Delaware General Corporation Law;

3.	application to the appropriate authorities in the State of Delaware for consent to be domesticated into and registered as a corporation pursuant to the Delaware General Corporation Law;

4.	alteration of the authorized share capital of the company from 250,000,000 shares of common stock without par value to 75,000,000 shares of common stock with a par value of US $.001 per share;

5.	the certificate of incorporation and bylaws in the form set forth in the appendices to the Registration Statement, in substitution for the existing Memorandum and Articles of the company;

6.

filing of the Registration Statement with the Commission relating to the issuance of the company’s common stock in exchange for its existing issued and outstanding common stock as part of the change in the company’s jurisdiction of incorporation; and

7.

reservation, issuance and delivery of the shares upon completion of the domestication, including the specific instruction that, upon issuance, the shares will be validly issued, fully paid and nonassessable; and

e.	Review of the resolutions of the shareholders of QI Systems to be presented for adoption at the meeting of the shareholders called for the purpose of approving QI Systems’ domestication.

If required by the Commission, Cantey & Hanger, L.L.P. will revise its opinion to include a listing of the above-referenced review procedures.

March 6, 2006

If you have any questions, or require any additional information or documents, please contact the undersigned, or in my absence, Stockton B. Clemons (817/877-2809; sclemons@canteyhanger.com).

Very truly yours,

CANTEY & HANGER, L.L.P.

By: /s/ Dean A. Tetirick
Dean A. Tetirick, a partner

cc:	Mr. Hugh Fuller (Staff)
Mr. Steven R. Garman (QI Systems Inc.)
Mr. Robert I. McLean, Jr. (QI Systems Inc.)
Mr. Stockton B. Clemons (Cantey & Hanger, L.L.P.)

APPENDIX A

Form S-4 and Form S-4/A Registration Statements

Filed by Canadian Corporations

in Connection with a Domestication into the State of Delaware

NAME OF REGISTRANT	JURISDICTION OF INCORPORATION APPEARING ON FACE OF FORM S-4	DATE OF FINAL FILING OF FORM S-4 OR S-4/A	PROCEDURE OF DOMESTICATION CONTEMPLATED IN FORM S-4
Datawave Systems, Inc.	Yukon, Canada	12/28/04

1.     Register shares of to-be-formed Delaware corporation on Form S-4 Registration Statement, filed on behalf of Canadian corporation;

2.     Obtain approval of domestication by at least two-thirds of votes cast by holders of Registrant’s common stock represented in person or by proxy at a special meeting of shareholders;

3.     Obtain approval by Board of Directors to proceed with domestication;

4.     Adopt and file certificates of domestication and incorporation of to-be-formed Delaware corporation with the Secretary of State of the State of Delaware;

5.     Obtain approval of certificates of domestication and incorporation from the Secretary of State of the State of Delaware; and

6.     Obtain Certificate of Discontinuance from the Director of the Canadian Business Corporations Act approving continuance.

Zoom Telephonics, Inc.	Canada	11/30/01

1.     Register shares of to-be-formed Delaware corporation on Form S-4 Registration Statement, filed on behalf of Canadian corporation;

2.     Obtain approval of domestication by at least two-thirds of votes cast by holders of Registrant’s common stock represented in person or by proxy at a special meeting of shareholders;

3.     Obtain approval by Board of Directors to proceed with domestication;

4.     Adopt and file certificates of domestication and incorporation of to-be-formed Delaware corporation with the Secretary of State of the State of Delaware;

5.     Obtain approval of certificates of domestication and incorporation from the Secretary of State of the State of Delaware; and

6.     Obtain Certificate of Discontinuance from the Director of the Canadian Business Corporations Act approving continuance.

Genetronics Biomedical Ltd.	British Columbia, Canada	04/05/01

1.     Register shares of to-be-formed Delaware corporation on Form S-4 Registration Statement, filed on behalf of Canadian corporation;

2.     Obtain approval of domestication by at least 75% of the votes cast by holders of Registrant’s common stock represented in person or by proxy at a special meeting of the shareholders;

3.     Obtain approval by Board of Directors to proceed with domestication;

4.     Adopt and file certificates of domestication and incorporation of to-be-formed Delaware corporation with the Secretary of State of the State of Delaware;

5.     Obtain approval of certificates of domestication and incorporation from the Secretary of State of the State of Delaware; and

6.     Obtain approval of domestication from the Registrar of Companies of British Columbia.

APPENDIX A

NAME OF REGISTRANT	JURISDICTION OF INCORPORATION APPEARING ON FACE OF FORM S-4	DATE OF FINAL FILING OF FORM S-4 OR S-4/A	PROCEDURE OF DOMESTICATION CONTEMPLATED IN FORM S-4
Denbury Resources, Inc.	Canada	03/19/99

1.     Register shares of to-be-formed Delaware corporation on Form S-4 Registration Statement, filed on behalf of Canadian corporation;

2.     Obtain approval of domestication by at least two-thirds of votes cast by holders of Registrant’s common stock represented in person or by proxy at a special meeting of shareholders;

3.     Obtain approval by Board of Directors to proceed with domestication;

4.     Adopt and file certificates of domestication and incorporation of to-be-formed Delaware corporation with the Secretary of State of the State of Delaware;

5.     Obtain approval of certificates of domestication and from the Secretary of State of the State of Delaware; and

6.     Obtain certificate of discontinuance from the Director of the Canadian Business Corporations Act approving continuance.

Sanctuary Woods Multimedia	British Columbia, Canada	3/11/97

1.     Register shares of to-be-formed Delaware corporation on Form S-4 Registration Statement, filed on behalf of Canadian corporation;

2.     Obtain approval of domestication by at least 75% of the votes cast by holders of Registrant’s common stock represented in person or by proxy at a special meeting of the shareholders;

3.     Obtain approval by Board of Directors to proceed with domestication;

4.     Adopt and file certificates of domestication and incorporation of to-be-formed Delaware corporation with the Secretary of State of the State of Delaware;

5.     Obtain approval of certificates of domestication and incorporation from the Secretary of State of the State of Delaware; and

6.     Obtain approval of domestication from the Registrar of Companies of British Columbia.

APPENDIX A